Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 4 DATED JANUARY 17, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 1 dated October 21, 2024, supplement no. 2 dated November 14, 2024 and supplement no. 3 dated December 16, 2024. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of February 1, 2025;
•the calculation of our December 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•additional information regarding compensation to our executive officers; and
•updated experts information.

February 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class T	$12.0083
Class D	$12.0083
Class I	$12.0083

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2024. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2024 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The December 31, 2024 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of December 31, 2024 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of December 31, 2024 and November 30, 2024:

	As of
Components of NAV*	December 31, 2024	November 30, 2024
Investments in Multifamily Operating Properties	$2,034,306,204	$2,035,344,190
Investments in Multifamily Development Properties	134,055,027	134,285,077
Investments in Real Estate-Related Structured Investments	96,293,015	95,119,848
Investments in Land Held for Development	44,145,217	44,100,374
Operating Company and Other Net Current Assets	8,696,948	1,948,217
Cash and Cash Equivalents	20,141,069	14,051,286
Secured Real Estate Financing	(1,263,197,321)	(1,233,463,470)
Subordinated Unsecured Notes	(21,350,000)	(41,358,000)
Preferred Equity	(230,345,575)	(226,879,958)
Convertible Preferred Equity	(58,254,575)	(49,158,885)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$764,490,009	$773,988,679
Fully-diluted Shares/Units Outstanding	63,663,243	63,604,257

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2024 and November 30, 2024:

	Class
	T	D	I	A	OP(1)	Total
As of December 31, 2024
Monthly NAV	$51,509,862	$4,640,943	$75,126,760	$244,475,972	$388,736,472	$764,490,009
Fully-diluted Outstanding Shares/Units	4,289,507	386,477	6,256,214	20,358,844	32,372,201	63,663,243
NAV per Fully-diluted Share/Unit	$12.0083	$12.0083	$12.0083	$12.0083	$12.0083
As of November 30, 2024
Monthly NAV	$51,594,629	$4,693,188	$74,386,169	$250,462,225	$392,852,468	$773,988,679
Fully-diluted Outstanding Shares/Units	4,239,904	385,674	6,112,850	20,582,296	32,283,533	63,604,257
NAV per Fully-diluted Share/Unit	$12.1688	$12.1688	$12.1688	$12.1688	$12.1688

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the December 31, 2024, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.82%	5.44%
Development Assets	7.15%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.3%	2.0%
	0.25% increase	(2.3)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	3.4%	3.1%
	0.25% increase	(3.0)%	(2.7)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our December 31, 2024 NAV, we had a portfolio of $2.3 billion in total assets, with 78.0% of our equity value in operating properties, 8.4% in development, 9.4% in real estate-related structured investments and 4.2% in land held for development.

Declaration of Distributions

On January 17, 2025, our board of directors declared a distribution for the month of January of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on January 31, 2025, to be paid in February 2025.

Compensation of Executive Officers

The following disclosure updates the disclosure in the prospectus regarding equity grants to our executive officers.

Grant of Equity Compensation

On January 8, 2025, we issued LTIP Units from the Operating Partnership to our executive officers as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units to our executive officers in an aggregate amount of $1,501,500, including $346,500 to Daniel Shaeffer, our Chief Executive Officer, $346,500 to Chad Christensen, our Executive Chairman, and $133,000 to Gregg Christensen, our Chief Legal Officer and Secretary. Each of Mr. Shaeffer, Mr. C. Christensen and Mr. G. Christensen were our named executive officers as of December 31, 2023. Each award will vest approximately one-quarter of the awarded amount on January 1, 2026, 2027, 2028 and 2029.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers in an aggregate target amount of $2,788,500, including $643,500 to Daniel Shaeffer, $643,500 to Chad Christensen, and $247,000 to Gregg Christensen, our Chief Legal Officer and Secretary. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates.

Including the grants to executive officers employed by our advisor or its affiliates, the grant of LTIP Units approved by our compensation committee included $1,116,500 time-based awards and $2,073,500 targeted performance-based awards granted to employees of our advisor or its affiliates. In addition, we granted restricted stock awards as approved by our compensation committee to employees of our advisor in the amount of $197,500. The number of units granted were valued by reference to our November 30, 2024 NAV per share as announced on December 15, 2024 of $12.1688. The time-based and performance-based awards were designed to align the executive officers’ and our employees interests with those of our stockholders and to encourage the retention of our executive officers and employees.

Experts

The statements included in this supplement under “December 31, 2024 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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